Exhibit 99.1

2018 SECOND QUARTER EARNINGS CONFERENCE CALL Investing in Our Networks July 31, 2018

FORTIS INC. Investing in Our Networks Fortis includes "forward - looking information" in this presentation within the meaning of applicable Canadian securities laws and "forward - looking statements" within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 , collectively referred to as "forward - looking information" . Forward - looking information included in this presentation reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which include, without limitation : the Corporation's forecast capital expenditures for the period 2018 through 2022 ; targeted average annual dividend growth through 2022 ; statements related to expected regulated and non - regulated business growth during 2018 ; the Corporation's forecast rate base for the period 2018 through 2022 ; the nature, timing, benefits, expected costs, potential financing sources and conditions precedent, including regulatory approvals, of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 6 to 69 kV Transmission Conversion Project, UNS Energy flexible generation reciprocating natural gas - fired engines investment and Gila River Natural Gas Generating Station Unit 2 , FortisBC Lower Mainland Natural Gas System Upgrade, Eagle Mountain Woodfibre Gasline Project and Gas Line Integrity Management Program and additional opportunities beyond the base capital plan ; estimated timing of updates to the Corporation's capital plan ; the expectation that consolidated earnings per share will continue to be negatively impacted as a result of U . S . Tax Reform ; and the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such risk factors or assumptions include, but are not limited to : uncertainty regarding the outcome of regulatory proceedings of the Corporation’s utilities and the expectation of regulatory stability ; no material capital project and financing cost overrun related to any of the Corporation’s capital projects ; sufficient human resources to deliver service and execute the capital program ; the Board of Directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation ; risk associated with the impact of less favorable economic conditions on the Corporation’s results of operations ; no significant changes in laws and regulations that may materially negatively affect the Corporation and its subsidiaries ; and currency exchange rates . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information in this presentation is given as of the date of this presentation and Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refers to mid - year rate base . Forward - Looking Information 2

FORTIS INC. Investing in Our Networks Barry Perry President and CEO

FORTIS INC. Investing in Our Networks Growth Strategy Driving Quality Results 4 Utility leader with strong operating businesses: • Q2 results of $240 million (1) , or $0.57 EPS, aligned with expectations Highly executable , low - risk capital plan: • $3.2 billion capital forecast for 2018 remains on track Maintaining constructive regulatory relationships: • Central Hudson rate case settlement approved during the quarter $563M REPORTED YTD NET EARNINGS (1) $1.5B YTD CAPITAL EXPENDITURES (1) Net earnings attributable to common equity shareholders.

FORTIS INC. Investing in Our Networks Capital Plan Grows Rate Base to $33 Billion in 2022 Rate Base Growth Supports 6% Dividend Guidance to 2022 (1) US dollar - denominated capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. (2) US dollar - denominated rate base for 2017 is based on the actual average USD/CAD foreign exchange rate of $1.30 and forecast rate base for 2018 to 2022 is based on a projected USD/CAD foreign exchange rate of $1.28. Holding foreign exchange constant, 5 - year and 3 - year rate base CAGRs would be 5.5% and 6.5%, re spectively. (3) Rate base includes 100% of the Waneta Hydroelectric Expansion, of which Fortis has a 51% controlling ownership interest and F ort is’ effective 49% of the Wataynikaneyap Transmission Power Project. Capital Expenditures (1) (billions) $15.1B Five - Year Capital Plan 5 2018F 2019F 2020F 2021F 2022F Regulated - Independent Electric Transmission (ITC) Regulated - U.S. Electric & Gas Regulated - Canadian & Caribbean Electric & Gas Non-Regulated Energy Infrastructure $3.2 $3.0 $2.9 $3.0 $3.0 2017A 2018F 2019F 2020F 2021F 2022F $25.4 $26.8 $28.9 $30.4 $31.6 $33.0 Rate Base (2) (billions) (3)

Highly Executable Capital Plan

Significant Projects Remain on Track

($ millions)[1]	Forecast 2018	Total Forecast 2019-2022
ITC Multi-Value Regional Transmission Projects[2]	169	194
ITC 34.5 kV to 69 kV Transmission Conversion Project	111	369
UNS Flexible Generation – Reciprocating Natural Gas-Fired Engines	150	45
UNS Gila River Natural Gas Generating Station Unit 2	-	211
FortisBC Lower Mainland Natural Gas System Upgrade	196	252
FortisBC Eagle Mountain Woodfibre Gasline Project[3]	-	350
FortisBC Gasline Integrity Management Program	-	312
Wataynikaneyap Transmission Power Project[4]	-	631

Note: Significant projects are identified as those with a total project cost of $150 million or greater and exclude ongoing capital maintenance projects. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.

(1) US dollar-denominated capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28.

(2) Capital forecast consists of three regional electric transmission projects that have been identified by MISO to address system capacity needs and reliability in several states.

(3) Capital forecast is net of customer contributions.

(4) Capital spending represents Fortis' effective 49% share of the estimated capital spending for the project. Under the funding framework, Fortis will be funding its equity component only.

FORTIS INC. Investing in Our Networks 6

FORTIS INC. Investing in Our Networks Opportunities Beyond the Base Capital Plan 7 MECL & NP: Grid Modernization FortisOntario: Municipal Utility Consolidation ITC: Lake Erie Connector & Grid Enhancements FortisBC: Tilbury, LNG & Gas Infrastructure Caribbean: Grid Modernization & Renewables UNS Energy: Renewables, Storage & Electric Transmission ITC: Mexico Transmission Projects

FORTIS INC. Investing in Our Networks 44 Years of Consecutive Annual Dividend Growth (1) Dividend payout ratio adjusted for non - operating items. 8 2012 2013 2014 2015 2016 2017 2018F 2019F 2020F 2021F 2022F Dividend payout ratio (1) 70% 73% 66% 66% 73 % Average annual dividend growth through 2022 targeted at ~6% 64%

FORTIS INC. Investing in Our Networks Jocelyn Perry Executive Vice President, Chief Financial Officer

FORTIS INC. Investing in Our Networks 10 $1.31 $1.26 0.75 1.00 1.25 1.50 2017 2018 Adjusted EPS (1) $0.61 $0.57 0.25 0.50 0.75 2017 2018 ($) Q2 June Year - to - Date Fortis Delivers Results Aligned With Expectations ($) Key Drivers: Growth in Base Business Mark - to - Market (Aitken Creek) U.S. Tax Reform (1) Non - US GAAP measure.

FORTIS INC. Investing in Our Networks EPS Drivers – Q2 (1) Non - US GAAP measure. (2) Related to $11 million of unrealized losses associated with the mark - to - market of natural gas hedges at Aitken Creek in Q2 2018 compared to $3 million of unrealized gains in Q2 2017. (3) Increased gas volumes and favourable pricing at Aitken Creek and increased hydro - electric production at Belize. (4) Reflective of rate base growth. (5) Mainly driven by $5 million in business interruption insurance proceeds at FortisTCI related to Hurricane Irma. (6) Mainly driven by higher operating costs resulting from planned generation outages. (7) Reflects lower average U.S. dollar - to - Canadian dollar foreign exchange rate of $1.29 in Q2 2018 versus $1.34 in Q2 2017. 11 ($) 0.61 (0.03) (0.03) 0.02 0.02 0.02 (0.02) 0.01 0.57 $0.50 $0.55 $0.60 $0.65 Q2 2017 Adjusted Actual EPS Aitken Creek MTM U.S. Tax Reform Energy Infrastructure ITC Other Regulated Utilities UNS Energy Foreign Exchange Weighted Average Shares Q2 2018 Adjusted Actual EPS (2) (3) (4) (0.01) Aitken Creek MTM and U.S. Tax Reform (1) (5) (6) (0.01) (7) Base Business (1)

FORTIS INC. Investing in Our Networks EPS Drivers – June Year - to - Date (1) Non - US GAAP measure. (2) Related to $15 million of unrealized losses associated with the mark - to - market of natural gas hedges at Aitken Creek in the firs t half of 2018 compared to $9 million of unrealized gains in 2017. (3) We continue to expect annual earnings per common share to be negatively impacted by approximately 3% as a result of U.S. Tax Ref orm. (4) Increased gas volumes and favourable pricing at Aitken Creek and increased hydro - electric production at Belize. (5) Reflective of rate base growth partially offset by higher business development costs. (6) Mainly driven by a full first half year of new rates at Tucson Electric Power in 2018. (7) Primarily reflects higher earnings at FortisAlberta and FortisBC Energy. FortisTCI insurance claim settlement in Q2 2018 was offset by seasonality of energy supply costs at Newfoundland Power and timing of operating costs. (8) Reflects lower average U.S. dollar - to - Canadian dollar foreign exchange rate of $1.28 YTD June 2018 versus $1.33 YTD June 2017. 12 1.31 (0.06) (0.01) 0.03 0.02 0.02 0.01 1.26 $1.10 $1.15 $1.20 $1.25 $1.30 $1.35 $1.40 June YTD 2017 Adjusted EPS Aitken Creek MTM U.S. Tax Reform Energy Infrastructure ITC UNS Energy Other Regulated Utilities Foreign Exchange Weighted Average Shares June YTD 2018 Adjusted EPS (2) (5) (6) (7) (8) (0.03) (4) Base Business (1) (1) (0.03) Aitken Creek MTM and U.S. Tax Reform (3)

FORTIS INC. Investing in Our Networks Investment - Grade Credit Ratings and Ample Liquidity A - / BBB+ BBB (high) Baa3 Consolidated Credit Facilities 13 (1) In March 2018, S&P affirmed the Corporation’s credit ratings. The outlook was revised to negative from stable, due to modest te mporary weakening of financial metrics as a result of U.S. Tax Reform, which reduces cash flow at the Corporation’s U.S. utilities. (2) In April 2018, Moody’s issued a credit opinion with no change to the Corporation’s credit ratings or outlook. 1.2 1.1 3.8 3.9 0.0 1.0 2.0 3.0 4.0 5.0 6.0 June 30/18 Dec 31/17 Utilized Remaining Capacity ($ billions) (1) Credit Ratings (2)

FORTIS INC. Investing in Our Networks Application/ Proceeding Filing Date Expected Decision • MISO Base ROE Complaints • Not applicable • To be determined Application/ Proceeding Outcome Decision Timing • General Rate Application • 3 - year rate plan for July 2018 - June 2021 • ROE of 8.8% • Equity thickness: • 48% in rate - year one • 49% in rate - year two • 50% in rate - year three • June 2018 14 Regulatory Stability Continues Recent Significant Regulatory Outcomes Remaining Significant Regulatory Decisions

Investing in Our Networks

FORTIS INC. Investing in Our Networks Our Strategy - Simple, Effective, Proven Strategic Initiatives Execute Utility CAPEX Plan Deliver Cleaner Energy Enhance Customer & Regulatory Relationships Unlock LNG Value ITC Transmission Growth Dividend Growth Target: 6% Average Annual Growth Through 2021 Pursue Energy Infrastructure In A nd Near Existing Service Territories 6% AVERAGE ANNUAL DIVIDEND GROWTH TARGET THROUGH 2022 INVESTMENT - GRADE CREDIT RATINGS Strategy Leverage the operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities 16

FORTIS INC. Investing in Our Networks Expected Upcoming Events Expected Upcoming Earnings Release Dates Q3 – 2018 November 2, 2018 Q4 – 2018 February 14, 2019 Save the Date – 2018 Investor Days Toronto October 15, 2018 New York October 16, 2018 17

2018 SECOND QUARTER EARNINGS CONFERENCE CALL Investing in Our Networks July 31, 2018

FORTIS INC. Investing in Our Networks Q2 2018 Results by Segment Second Quarter Variance Analysis by Segment ($ in millions, excluding EPS) Q2 2018 Adjustment Q2 2018 (Adjusted) (1) Q2 2017 Adjustment Q2 2017 (Adjusted) (1) Q2 (Adjusted) Variance Regulated – Independent Electric Transmission ITC 86 - 86 93 - 93 (7) Regulated – US Electric & Gas UNS Energy 81 - 81 89 (4) 85 (4) Central Hudson 12 - 12 10 - 10 2 93 - 93 99 (4) 95 (2) Regulated Canadian & Caribbean Electric & Gas FortisBC Energy 7 - 7 6 - 6 1 FortisAlberta 32 - 32 31 - 31 1 FortisBC Electric 15 - 15 16 - 16 (1) Other Electric (2) 35 - 35 27 - 27 8 89 - 89 80 - 80 9 Non - Regulated Energy Infrastructure 20 - 20 25 - 25 (5) Corporate and Other (48) - (48) (40) - (40) (8) Net Earnings Attributable to Common Equity Shareholders $240 $ - $240 $257 $(4) $253 $(13) Weighted Average Shares 423.8 423.8 423.8 416.8 416.8 416.8 7 EPS $0.57 $ - $0.57 $0.62 $(0.01) $0.61 $(0.04) 19 (1) Non - US GAAP measure. (2) Comprised of Eastern Canadian and Caribbean electric utilities.

FORTIS INC. Investing in Our Networks June YTD 2018 Results by Segment June Year - to - Date Variance Analysis by Segment ($ in millions, excluding EPS) June YTD 2018 Adjustment June YTD 2018 (Adjusted) (1) June YTD 2017 Adjustment June YTD 2017 (Adjusted) (1) June YTD (Adjusted) Variance Regulated – Independent Electric Transmission ITC 172 - 172 184 - 184 (12) Regulated – US Electric & Gas UNS Energy 131 - 131 130 (11) 119 12 Central Hudson 33 - 33 33 - 33 - 164 - 164 163 (11) 152 12 Regulated Canadian & Caribbean Electric & Gas FortisBC Energy 105 - 105 103 - 103 2 FortisAlberta 59 - 59 56 - 56 3 FortisBC Electric 31 - 31 31 - 31 - Other Electric (2) 53 - 53 53 - 53 - 248 - 248 243 - 243 5 Non - Regulated Energy Infrastructure 38 - 38 48 - 48 (10) Corporate and Other (59) (30) (89) (87) - (87) (2) Net Earnings Attributable to Common Equity Shareholders 563 (30) 533 $551 $(11) $540 (7) Weighted Average Shares 422.9 422.9 422.9 411.5 411.5 411.5 11.4 EPS $1.33 ($0.07) $1.26 $1.34 ($0.03) $1.31 ($0.05) 20 (1) Non - US GAAP measure. (2) Comprised of Eastern Canadian and Caribbean electric utilities.

FORTIS INC. Investing in Our Networks 2018 - 2022 Capital Forecast by Segment 21 2018 Capital Forecast (1) ($ millions) Regulated

– Independent Electric Transmission ITC 863 Regulated – U.S. Electric & Gas UNS Energy 686 Central Hudson 275 Regulated Canadian & Caribbean Electric & Gas FortisBC Energy 462 FortisAlberta 407 FortisBC Electric 104 Other Electric (2) 307 Non - Regulated Energy Infrastructure 49 Total Capital Expenditures $3,153 ($ billions) (1) 2018F 2019F 2020F 2021F 2022F Regulated – Independent Electric Transmission 0.9 0.7 0.7 0.7 0.7 Regulated – U.S. Electric & Gas 1.0 1.0 0.8 0.8 0.7 Regulated Canadian & Caribbean Electric & Gas (4) 1.3 1.3 1.4 1.5 1.6 Non - Regulated Energy Infrastructure - - - - - Total Capital Expenditures $3.2 $3.0 $2.9 $3.0 $3.0 (1) US dollar - denominated rate base and capital expenditures for 2018 to 2022 is based on the forecast average USD/CAD foreign excha nge rate of $1.28. (2) Comprised of Eastern Canadian and Caribbean electric utilities. (3) Includes 100% of the Waneta Hydroelectric Expansion of which Fortis has a 51% controlling ownership interest. (4) Includes Fortis’ effective 49% share of the estimated capital spending for the Wataynikaneyap Transmission Power Project. 2018F Rate Base (1) ~$26.8 Billion Regulated U.S. (Electric & Gas) 24% Regulated - Independent Transmission (ITC) 29% Regulated - Canadian & Caribbean (Electric & Gas) (3) 47%